

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Robert Kiernan
Chief Financial Officer
Global Medical REIT Inc.
7373 Wisconsin Ave, Suite 800
Bethesda, MD 20814

> **Re: Global Medical REIT Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed on February 28, 2024**
> **File No. 001-37815**

Dear Robert Kiernan:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 46

1. We note that you subtract preferred stock dividends from net income to arrive at your measures of FFO and AFFO. Please revise in future filings to clarify that FFO, AFFO and related per share amounts, are attributable to common stockholders and non-controlling interests. In addition, explain why "net income attributable to common stockholders per share - basic and diluted" does not agree to the amount presented on the face of the Consolidated Statements of Operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction